Absolute Software Now Available through SHI’s NASPO ValuePoint Contract

Empowers participating states and local governments with broader access to company’s leading Secure Endpoint and Secure Access product offerings

VANCOUVER, British Columbia and SAN JOSE, Calif. — April 4, 2023 — Absolute Software™ (NASDAQ: ABST) (TSX: ABST), the only provider of self-healing, intelligent security solutions, today announced the company has been added to the multi-year NASPO ValuePoint Cloud Solutions contract held by SHI. The addition to this contract enables SHI and its reseller partners to provide Absolute Secure Endpoint and Absolute Secure Access to participating States, Local Governments, and Educational (SLED) institutions.

“We share SHI’s mission to empower government agencies with the critical capabilities they need to ensure security controls are working effectively to protect devices, data, and users,” said Alan Sanderson, SVP of Americas Sales & Channel at Absolute Software. “We look forward to partnering with SHI to provide NASPO members with broader access to Absolute’s intelligent, self-healing security solutions – enabling them to strengthen cyber resiliency.”

SHI helps government organizations, educational institutions, and other public entities take a smarter approach to technology deployment, provision applications faster, and run efficient and effective IT operations across data centers, end-user devices, and in the cloud.

NASPO ValuePoint is a cooperative purchasing program facilitating public procurement solicitations and agreements using a lead-state model. The program provides the highest standard of excellence in public cooperative contracting. By leveraging the leadership and expertise of all states and the purchasing power of their public entities, NASPO ValuePoint delivers the highest valued, reliable, and competitively sourced contracts.

Absolute Secure Endpoint and Absolute Secure Access are available through SHI’s NASPO ValuePoint Master Agreement. For more information, visit here. To learn more about Absolute Software, and how SLED organizations can leverage the company’s leading self-healing, intelligent security solutions, visit here or contact absolute-naspo@absolute.com.

About Absolute Software
Absolute Software (NASDAQ: ABST) (TSX: ABST) is the only provider of self-healing, intelligent security solutions. Embedded in more than 600 million devices, Absolute is the only platform offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections - helping customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by nearly 20,000 customers, G2 recognized Absolute as a Leader for the twelfth consecutive quarter in the Winter 2023 Grid® Report for Endpoint Management and as a Leader for the second consecutive quarter in the Grid Report for Zero Trust Networking.

©2023 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, and NETMOTION are registered trademarks of Absolute Software Corporation or its subsidiaries. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

For more information, contact:

Media Relations
Becki Levine
press@absolute.com
858-524-9443

Investor Relations
Joo-Hun Kim
IR@absolute.com
212-868-6760